SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 16)*

LeMaitre Vascular, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

525558201

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON George W. LeMaitre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 2,532,694 shares *
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,532,694 shares *
WITH	8	SHARED DISPOSITIVE POWER 0
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,532,694 shares

*      Includes 24,181 shares subject to options that are exercisable within 60 days of December 31, 2022 and 16,571 restricted stock units subject to annual vesting conditions.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13G

Item 1	(a).	Name of Issuer:
LeMaitre Vascular, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
63 Second Avenue Burlington, MA 01803

Item 2	(a).	Names of Persons Filing:
George W. LeMaitre

Item 2	(b).	Address of Principal Business Office or, if None, Residence:
63 Second Avenue Burlington, MA 01803

Item 2	(c).	Citizenship:
George W. LeMaitre is a citizen of the United States.

Item 2	(d).	Title of Class of Securities:
This Schedule 13G report relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of LeMaitre Vascular, Inc.

Item 2	(e).	CUSIP Number:
525558201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:
See Item 9 on page 2.

	(b)	Percent of Class:
See Item 11 on page 3.
The ownership percentage above is based on an aggregate of 22,086,303 shares of common stock outstanding as of December 31, 2022, according to the Issuer.

(c) Number of shares as to which the person has:
See Items 5 through 8 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023

/s/ George W. LeMaitre

George W. LeMaitre